                                                                  CONFORMED COPY
                                                                  --------------




                                   FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

(Mark One)

               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
[X]            SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the plan year ended December 31, 1998

                                       OR

               TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE
[_]            SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)


Commission file number 1-3932

     Full title of plan:  WHIRLPOOL 401(k) PLAN

     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             WHIRLPOOL CORPORATION
                             Administration Center
                                2000 North M-63
                         Benton Harbor,  MI 49022-2692



Total Number of pages herein is 25 pages

The Exhibit Index appears on page 24

Reference is hereby made to the Financial Statements attached hereto which begin on page F-1.

                          ANNUAL REPORT ON FORM 11-K
                          --------------------------

                             FINANCIAL STATEMENTS
                             --------------------


                       PLAN YEAR ENDED DECEMBER 31, 1998

                             WHIRLPOOL 401(k) PLAN

                             WHIRLPOOL CORPORATION

                            BENTON HARBOR, MICHIGAN

                                   FORM 11-K

                             FINANCIAL STATEMENTS

                             WHIRLPOOL 401(k) PLAN
                             WHIRLPOOL CORPORATION



The following financial statements of the Whirlpool 401(k) Plan are submitted herewith:


                                                                      Page
                                                                      ----

Report of Independent Auditors                                        F-3

Statements of Assets Available for
     Benefits -- December 31, 1998 and 1997                           F-4

Statements of Changes in Assets Available for
     Benefits -- Two-Years Ended December 31, 1998                    F-5

Notes to Financial Statements                                         F-6

Line 27a - Schedule of Assets Held for Investment Purposes            F-19

Line 27d - Schedule of Reportable Transactions                        F-20



Schedules Nos. I, II and III, for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission, have been omitted since the information required is shown in the related financial statements and notes thereto.

                        Report of Independent Auditors

The Trustees
Whirlpool 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Whirlpool 401(k) Plan as of December 31, 1998 and 1997, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                           /s/ Ernst & Young LLP

May 21, 1999

                                                                  EIN 38-1490038
                                                                       Plan #001

                             Whirlpool 401(k) Plan

                  Statements of Assets Available for Benefits



                                                           December 31
                                                      1998            1997
                                                  ----------------------------
Contributions receivable                          $ 15,944,722    $ 13,449,333

Interest and dividends receivable                       53,158         206,929

Investments:
  At fair value:
   Mutual funds                                    465,925,453     363,440,595
   Common trust funds                                   78,881       9,456,615
   Common stock of Whirlpool Corporation            71,780,613      57,871,662
  At contract value:
   Guaranteed investment contracts                  47,679,822      82,316,595
  At cost:
   Participant loans                                27,019,516      24,039,994
                                                  ----------------------------
                                                   612,484,285     537,125,461
                                                  ----------------------------
Assets available for benefits                     $628,482,165    $550,781,723
                                                  ============================

See accompanying notes.

                                                                  EIN 38-1490038
                                                                       Plan #001

                             Whirlpool 401(k) Plan

            Statements of Changes in Assets Available for Benefits


                                                       Year ended December 31
                                                        1998            1997
                                                    ----------------------------
Additions
Dividends on Whirlpool Corporation common
 stock                                              $  1,508,477    $  1,592,075
Other dividends                                       22,310,041      25,869,730
Interest                                               6,773,054       7,117,702
                                                    ----------------------------
                                                      30,591,572      34,579,507

Net realized and unrealized appreciation in fair
 value of investments:
  Whirlpool Corporation common stock                   1,261,652      12,092,758
  Investments other than Whirlpool Corporation
   common stock                                       38,041,909      37,648,389
                                                    ----------------------------
                                                      39,303,561      49,741,147

Employer contributions                                 9,114,652       7,155,734
Participant contributions                             51,312,339      54,828,328
                                                    ----------------------------
                                                      60,426,991      61,984,062
                                                    ----------------------------
Total additions                                      130,322,124     146,304,716

Deductions
Participant withdrawals                               52,520,837      77,445,369
Administrative expenses                                  100,845          75,239
                                                    ----------------------------
Total deductions                                      52,621,682      77,520,608
                                                    ----------------------------
Net increase                                          77,700,442      68,784,108
Assets available for benefits at beginning
 of year                                             550,781,723     481,997,615
                                                    ----------------------------
Assets available for benefits at end of year        $628,482,165    $550,781,723
                                                    ============================

See accompanying notes.

                                                                  EIN 38-1490038
                                                                       Plan #001

                             Whirlpool 401(k) Plan

                         Notes to Financial Statements


1.  Description of Plan

The Whirlpool 401(k) Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation and participating subsidiaries (referred to as Employer, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Whirlpool 401(k) Plan Summary Plan Description for a more complete description of the Plan's provisions.

Every full-time and every part-time employee of Whirlpool shall be eligible to participate upon employment. Participation in the Plan is voluntary. The Plan allows each participant to make tax-deferred contributions to the Plan, by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 15%, but not to exceed the maximum allowable annual contribution, as determined by the Internal Revenue Code (IRC). Such elections are made and can be adjusted by giving notice to the custodian via the voice response system on a daily basis, to be effective, in most cases, as of the beginning of the next payroll period. In addition, certain employees may make additional tax-deferred contributions to the Plan by directing that a portion of any annual bonus due to the participant of one or more designated bonus plans be deposited into the Plan. The amount of any such additional tax-deferred contributions may be elected by the employee to equal the same percentage of any annual bonus payment as is applied for payroll deduction purposes or in any whole percentage between 0% and 75%, as the participant elects, provided, however, that the deduction percentage applicable to a participant who is a highly compensated participant may not exceed 15%.

For each year, the Employer establishes performance goals. Performance is measured in terms of annual balanced scorecard measures as determined by the Whirlpool Board of Directors. The attainment of these goals results in an Employer matching contribution based on the tax-deferred contributions of each employee (other than exempt employees, and employees who terminated employment during the year for a reason other than retirement, disability, or death) that do not exceed 5% of the employee's eligible earnings. Regardless of performance, the Employer will make a guaranteed matching contribution of $.25 per dollar that eligible employees contribute to the Plan. Employer matching contributions and tax-deferred contributions are 100% vested at all times. Exempt employees are not eligible for Employer matching contributions. Furthermore,

                             Whirlpool 401(k) Plan

                         Notes to Financial Statements


1.  Description of Plan (continued)

participants who terminate employment during the year are not eligible for Employer matching contributions unless the termination is due to the participant's retirement, death, disability, or a reduction in work force.

The value of each participant's aggregate deposits can be invested in accordance with that participant's election in one or more of the following investment funds in any whole percentage:

     Whirlpool Stock Fund

     Consists exclusively of stock in Whirlpool Corporation for those who want to share in the potential growth of Whirlpool Corporation. Since this investment is in shares of an individual stock, the potential return will depend on Whirlpool's performance.

     Putnam New Opportunities Fund

     Aggressively seeks long-term capital appreciation by investing primarily in common stocks of companies within certain emerging industry groups that offer above-average potential for growth.

     EuroPacific Growth Fund

     Aggressively seeks higher long-term returns by investing primarily in common and preferred stock of companies located outside the United States, as well as in fixed-income securities and other short-term securities.

     Heartland Value Fund

     Aggressively seeks higher long-term returns by investing primarily in common and preferred stocks of companies located in the United States with small-market capitalizations, as well as in fixed-income securities and other short-term securities.

     Putnam Voyager Fund

     Seeks aggressive capital appreciation by investing primarily in a combination of stocks of smaller companies expected to grow over time, as well as stocks of larger, more established corporations.

                             Whirlpool 401(k) Plan

     Putnam Income Fund

     Seeks current income consistent with prudent risk by investing primarily in corporate bonds from creditworthy companies.

     Putnam Stable Value Fund

     Seeks a stable rate of return while preserving principal by investing in a diversified portfolio of investment contracts and other fixed-income securities. This fund includes investments selected prospectively by Putnam Investments for Whirlpool participants.

     Vanguard Windsor II Fund

     Aggressively seeks higher long-term returns and dividend income by investing mainly in common stocks of companies considered to be undervalued by the Fund's advisors.

     Putnam S&P 500 Index Fund

     Seeks to closely match the performance of the Standard and Poor's 500 Index. Diversification is among different types of stocks, with some investment in money market instruments and financial futures contracts.

     The Asset Allocation Portfolios described below are a mix of stocks, bonds, and money market instruments adjusted by Putnam's investment team to take advantage of market conditions. The three funds differ for the most part in the percentages of stocks they contain compared to bonds and money market instruments. Participants select the portfolio that is most consistent with their lifestyle and financial needs. Each of the portfolios are managed for long-term results and changes are made to each portfolio depending on its goals.

     Putnam Asset Allocation:  Growth Portfolio

     For more aggressive investors who will accept more risk in exchange for higher growth potential. Diversification is among different types of stocks, with some investment in bond and money market instruments.

                             Whirlpool 401(k) Plan

     Putnam Asset Allocation:  Balanced Portfolio

     For investors who want an investment with moderate risk and potential for moderate growth. Risk is reduced because of the balance between the relative stability of bonds and the fluctuation of stocks.

     Putnam Asset Allocation:  Conservative Portfolio

     For investors who are willing to assume reduced potential for growth in exchange for less risk. Risk is reduced through substantial investments in investment-grade bonds, while a portion remains in stocks to help investments stay ahead of inflation.

Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants' elections. The Employer is responsible for determining that such transactions are in accordance with the Plan.

Income, including market value adjustments, under each of these funds is allocated to the participants' accounts daily based on each participant's equity in the fund.

Employer matching contributions are initially invested in the Whirlpool Stock Fund (but may subsequently be transferred to another investment fund in accordance with provisions of the Plan).

Plan investments are made in the manner specified in the Trust agreement and in accordance with the stated investment policies of the respective funds. To the extent monies available for investment are not immediately invested, as provided in the investment policy of each fund, such monies are temporarily invested in short-term income investments. All investments are made in light of a continuing evaluation of economic and market conditions that may cause such investment policy to vary from time to time.

The Plan makes loans to participants in amounts up to the lesser of $50,000 or 50% of a participant's account balance, with a minimum loan amount of $500. Each such loan is allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.

                             Whirlpool 401(k) Plan

Although the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the IRC and ERISA.

2.  Significant Accounting Policies

Investments Held by the Trust

All the investments of the Plan are held by the Trust. The custodian invests all assets of the Trust except as follows: (i) The Individual Trustees direct the investment of the Whirlpool Stock Fund; and (ii) the Individual Trustees may direct that a specified percentage of the assets credited to any or all of the investment fund or funds be allocated to one or more separate accounts within said investment fund and invested in accordance with the direction of the Individual Trustees or an investment manager designated by the Individual Trustees.

Contributions, loan distributions and repayments, and participant withdrawals are specifically identified to the fund or funds within the Trust to which assets of the Plan are credited. Investment income and related expenses of the Trust are allocated to the investment funds based on each investment fund's proportionate share of the current value of the Trust assets at the end of each month.

Valuation of Investments

The Plan's investments represent the Plan's share of the Trust's investments. The Plan's guaranteed investment contracts are stated at contract value as reported by the insurance companies. Contract value represents contributions made under the contract, plus interest at the contract rate, less the insurance companies' administrative expenses. Whirlpool common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year. The fair value of the participation units owned by the Plan in the common trust funds and mutual funds is based on quoted redemption values on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                             Whirlpool 401(k) Plan

Administrative Expenses

In general, plan expenses, except for broker commissions and portfolio transaction fees, are paid by Whirlpool.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Trustees to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investments

A summary of the investments held at December 31 is as follows:

                                                          December 31
                                                     1998            1997
                                                 ----------------------------
Investments, at fair value:
  Mutual funds                                   $465,925,453    $363,440,595
  Common trust funds                                   78,881       9,456,615
  Common stock of Whirlpool:
   (1,296,264 shares at December 31, 1998;
      1,052,212 shares at December 31, 1997)       71,780,613      57,871,662

Investments, at contract value:
  Guaranteed investment contracts                  47,679,822      82,316,595
Investment, at cost:
  Participant loans                                27,019,516      24,039,994
                                                 ============================
Total investments                                $612,484,285    $537,125,461
                                                 ============================

                             Whirlpool 401(k) Plan

3.  Investments (continued)

A summary of the guaranteed investment contracts held at December 31, 1998, is as follows:

                                                       Credited
                                                       Interest          Average          Fair
                                                         Rate             Yield           Value
                                                      --------------------------------------------

Continental Assurance Company, #GP-24029                 5.15%            5.19%        $ 3,653,198
John Hancock Mutual Life Insurance Company,
  #GAC-8722                                              6.03             5.86           2,575,427

GE Life & Annuity Assurance Co., #GS-2949                6.40             7.68           1,250,213
GE Life & Annuity Assurance Co., #GS-3056                5.81             5.65           6,464,852
Metropolitan Life Insurance Co., #GAC-24896              6.05             5.99           4,170,921
Monumental Life Insurance Co., #BDA-00720-FR             5.07             4.90           4,256,681
New York Life Insurance Company, #GA-30679               5.15             4.99           4,485,688
New York Life Insurance Company, #GA-30745               5.40             5.96           4,827,573
Pacific Life Insurance Co., #G-26430.01                  6.01             5.95           4,119,026
Principal Life Insurance Company, #GA-4-30429            6.25             6.47           3,546,557
Transamerica Occidental Insurance Company,
  #GA-51469-00                                           4.99             4.88           5,822,951
United of Omaha Insurance Company, #SDGA-11566           5.94             5.83           2,506,735
                                                                                       -----------
                                                                                       $47,679,822
                                                                                       ===========

The credited interest rate for the United of Omaha Life Insurance Company guaranteed investment contract is adjusted monthly. All remaining guaranteed insurance contracts have credited interest rates which are fixed over the lives of the contracts.

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                             December 31
                                                         1998           1997
                                                     ---------------------------

Heartland Value Fund                                 $          -   $ 49,910,463
Putnam Asset Allocation:  Balanced Portfolio           45,543,044     47,506,461
Putnam New Opportunities Fund                          45,692,185     30,452,757
Putnam Voyager Fund                                   205,018,751    177,906,240
Whirlpool Stock Fund                                   71,780,612     57,871,662
Morgan Guaranty Trust Company guaranteed
 investment contract                                            -     33,752,990

Putnam Stable Value Fund                               39,537,198              -

                             Whirlpool 401(k) Plan

4.  Detail of the Allocation of Plan Assets

Detail of the allocation of Plan assets as of December 31, 1998, follows:

                                                       Putnam
                                        Whirlpool        New       EuroPacific   Heartland       Putnam         Putnam
                                          Stock     Opportunities    Growth        Value         Voyager        Income
                                          Fund          Fund          Fund          Fund          Fund           Fund
                                      -----------------------------------------------------------------------------------
Contributions receivable              $         -   $         -   $         -    $         -  $          -    $         -
Interest and dividends receivable               -             -             -              -             -              -
Investments:
  Mutual Funds                                  -    45,682,185    19,309,815     29,670,134   205,018,751     14,923,611
  Common trust funds                            -             -             -              -             -              -
  Common stock of Whirlpool            71,780,613             -             -              -             -              -
  Guaranteed investment contract                -             -             -              -             -              -
  Participant loans                             -             -             -              -             -              -
                                      -----------------------------------------------------------------------------------
Total investments                      71,780,613    45,682,185    19,309,815     29,670,134   205,018,751     14,923,611
                                      -----------------------------------------------------------------------------------
Assets available for benefits         $71,780,613   $45,682,185   $19,309,815    $29,670,134  $205,018,751    $14,923,611
                                      ===================================================================================

                                                                                       Putnam          Putnam         Putnam
                                          Putnam                       Putnam           Asset           Asset          Asset
                                          Stable       Vanguard        S&P 500        Allocation      Allocation     Allocation
                                          Value        Windsor II       Index           Growth         Balanced     Conservative
                                           Fund           Fund           Fund          Portfolio       Portfolio     Portfolio
                                       -----------------------------------------------------------------------------------------
Contributions receivable               $         -     $         -    $         -     $         -     $         -    $        -
Interest and dividends receivable           53,158               -              -               -               -             -
Investments:
  Mutual Funds                          39,368,302      22,075,459     25,851,281      10,962,810      45,543,044     7,520,141
  Common trust funds                        78,881               -              -               -               -             -
  Common stock of Whirlpool                      -               -              -               -               -             -
  Guaranteed investment contract        47,679,822               -              -               -               -             -
  Participant loans                              -               -              -               -               -             -
                                       ----------------------------------------------------------------------------------------
Total investments                       87,127,005      22,075,459     25,851,281      10,962,810      45,543,044     7,520,141
                                       ----------------------------------------------------------------------------------------
Assets available for benefits          $87,180,163      22,075,459     25,851,281     $10,962,810      45,543,044    $7,520,141
                                       ========================================================================================

                                       Contributions
                                         Pending       Participant
                                        Allocation        Loans          Total
                                       ------------------------------------------
Contributions receivable               $15,944,722    $          -    $15,944,722
Interest and dividends receivable                -               -         53,158
Investments:
  Mutual Funds                                   -               -    465,925,453
  Common trust funds                             -               -         78,881
  Common stock of Whirlpool                      -               -     71,780,613
  Guaranteed investment contract                 -               -     47,679,822
  Participant loans                              -      27,019,516     27,019,516
                                       ------------------------------------------
Total investments                       15,944,722      27,019,516    612,484,285
                                       ------------------------------------------
Assets available for benefits          $15,944,722      27,019,516   $628,482,165
                                       ==========================================

Detail of the allocation of Plan assets as of December 31, 1997, follows:

                                                              Putnam
                                             Whirlpool         New        EuroPacific     Heartland       Putnam        Putnam
                                               Stock      Opportunities      Growth         Value         Voyager       Income
                                               Fund            Fund           Fund          Fund           Fund          Fund
                                           --------------------------------------------------------------------------------------
Contributions receivable                   $         -     $         -    $         -   $         -   $          -    $         -
Interest and dividends receivable                    -               -              -             -              -              -
  Investments:
  Mutual Funds                                       -      30,452,757     18,565,883    49,910,463     177,906,240    12,183,207
  Common trust funds                                 -               -              -             -              -              -
  Common stock of Whirlpool                 57,871,662               -              -             -              -              -
  Guaranteed investment contract                     -               -              -             -              -              -
  Participant loans                                  -               -              -             -              -              -
                                           --------------------------------------------------------------------------------------

Total investments                           57,871,662      30,452,757     18,565,883    49,910,463    177,906,240     12,183,207
                                           --------------------------------------------------------------------------------------
Assets available for benefits              $57,871,662     $30,452,757    $18,565,883   $49,910,463   $177,906,240    $12,183,207
                                          =======================================================================================

                                                                                       Putnam      Putnam        Putnam
                                              Putnam                     Putnam         Asset       Asset         Asset
                                              Stable        Vanguard     S&P 500     Allocation   Allocation    Allocation
                                              Value        Windsor II     Index        Growth      Balanced    Conservative
                                               Fund           Fund         Fund       Portfolio    Portfolio     Portfolio
                                          ---------------------------------------------------------------------------------
Contributions receivable                  $         -     $         -   $        -   $         -  $         -    $        -
Interest and dividends receivable             206,929               -            -             -            -             -
  Investments:
  Mutual Funds                                      -       3,972,761    2,739,557    12,775,860   47,506,461     7,427,406
  Common trust funds                        9,456,615               -            -             -            -             -
  Common stock of Whirlpool                         -               -            -             -            -             -
  Guaranteed investment contract           82,316,595               -            -             -            -             -
  Participant loans                                 -               -            -             -            -             -
                                          ---------------------------------------------------------------------------------
Total investments                          91,773,210       3,972,761    2,739,557    12,775,860   47,506,461     7,427,406
                                          ---------------------------------------------------------------------------------
Assets available for benefits             $91,980,139      $3,972,761   $2,739,557   $12,775,860  $47,506,461    $7,427,406
                                          =================================================================================

                                           Contributions
                                              Pending     Participant
                                            Allocation       Loans          Total
                                           -----------------------------------------
Contributions receivable                   $13,449,333  $               $ 13,449,333
Interest and dividends receivable                    -              -        206,929
  Investments:
  Mutual Funds                                       -              -    363,440,595
  Common trust funds                                 -              -      9,456,615
  Common stock of Whirlpool                          -              -     57,871,662
  Guaranteed investment contract                     -              -     82,316,595
  Participant loans                                  -              -     24,039,994
                                           -----------------------------------------
Total investments                                    -     24,039,994    537,125,461
                                           -----------------------------------------
Assets available for benefits              $13,449,333    $24,039,994   $550,781,723
                                           =========================================

                             Whirlpool 401(k) Plan

5.  Detail of Statement of Changes in Assets Available for Benefits

Detail of statement of changes in assets available for benefits for the year ended December 31, 1998.

                                                   Putnam                                                                 Putnam
                                   Whirlpool        New       EuroPacific    Heartland       Putnam         Putnam        Stable
                                     Stock     Opportunities    Growth         Value        Voyager         Income        Value
                                     Fund           Fund         Fund           Fund          Fund           Fund         Fund
                                  --------------------------------------------------------------------------------------------------
Assets available for benefits
 at beginning of year             $57,871,662   $30,452,757   $18,565,883   $ 49,910,463   $177,906,240   $12,183,207   $91,980,139
Dividends on Whirlpool common
 stock                              1,508,477            --            --             --             --            --            --
Other dividends                            --     1,428,301     1,083,350        722,157     13,530,773       999,249            --
Interest                                   --            --            --             --             --            --     4,572,988
                                  --------------------------------------------------------------------------------------------------
                                    1,508,477     1,428,301     1,083,350        722,157     13,530,773       999,249     4,572,988

Net realized and unrealized
 appreciation (depreciation)
 in fair value of investments:
   Whirlpool common stock           1,261,652            --            --             --             --            --            --
  Investments other than
   Whirlpool common stock                  --     6,389,974     1,539,823     (4,931,447)    27,235,529      (511,426)           --
                                  --------------------------------------------------------------------------------------------------
                                    1,261,652     6,389,974     1,539,823     (4,931,447)    27,235,529      (511,426)           --

Employer contributions                     --            --            --             --             --            --            --
Participant contributions           4,720,573     4,635,574     1,940,400      3,691,993     13,279,190       811,455     5,593,719
                                  --------------------------------------------------------------------------------------------------
                                    4,720,573     4,635,574     1,940,400      3,691,993     13,279,190       811,455     5,593,719

Participant withdrawals            (3,284,958)   (2,492,192)   (1,635,392)    (3,257,643)   (10,670,693)   (2,537,522)  (18,723,639)
Loans issued                       (2,737,620)   (1,195,622)     (429,590)      (827,358)    (4,657,629)     (219,525)   (2,218,654)
Loan repayments                     1,655,007     1,114,178       480,740        904,214      4,033,166       229,783     2,017,013
Administrative expenses               (24,135)       (7,030)       (1,124)        (5,561)       (28,820)       (1,610)      (18,889)
Interfund transfers                10,809,955     5,356,245    (2,234,275)   (16,536,684)   (15,609,005)    3,970,000     3,977,486
                                  --------------------------------------------------------------------------------------------------
Assets available for benefits
 at end of year                   $71,780,613   $45,682,185   $19,309,815   $ 29,670,134   $205,018,751   $14,923,611  $ 87,180,163
                                  ==================================================================================================


                                                      Putnam       Putnam       Putnam
                                          Putnam       Asset        Asset        Asset
                            Vanguard     S&P 500    Allocation    Alloction   Allocation   Contributions
                           Windsor II     Index       Growth      Balanced   Conservative     Pending     Participant
                              Fund         Fund      Portfolio    Portfolio    Portfolio    Allocation       Loans        Total
                          ----------------------------------------------------------------------------------------------------------
Assets available for
 benefits at beginning
 of year                  $ 3,972,761  $ 2,379,557  $12,775,860  $47,506,461  $ 7,427,406   $13,449,333  $ 24,039,994  $550,782,723
Dividends on Whirlpool
 common stock                      --           --           --           --           --            --            --     1,508,477
Other dividends             2,222,132        4,478      320,382    1,638,237      360,982            --            --    22,310,041
Interest                           --           --           --           --           --            --     2,200,066     6,773,054
                          ----------------------------------------------------------------------------------------------------------
                            2,222,132        4,478      320,382    1,638,237      360,982            --     2,200,066    30,591,572

Net realized and
 unrealized appreciation
 (depreciation) in fair
 value of investments:
   Whirlpool common stock          --           --           --           --           --            --            --     1,261,652
  Investments other than
   Whirlpool common stock    (384,810)   3,841,193    1,123,031    3,424,367      315,675            --            --    38,041,909
                          ----------------------------------------------------------------------------------------------------------
                             (384,810)   3,841,193    1,123,031    3,424,367      315,675            --            --    39,303,561

Employer contributions             --           --           --           --           --     9,114,652            --     9,114,652
Participant contributions   1,515,153    1,686,134    1,620,676    4,502,055      485,158     6,830,260            --    51,312,339
                          ----------------------------------------------------------------------------------------------------------
                            1,515,153    1,686,134    1,620,676    4,502,055      485,158    15,944,912            --    60,426,991

Participant withdrawals    (1,067,032)    (965,903)  (1,013,115)  (4,953,657)    (980,601)           --      (938,490)  (52,520,837)
Loans issued                 (278,305)    (369,312)    (266,538)    (973,639)     (80,688)           --    14,254,480            --
Loan repayments               378,417      364,019      308,214      947,439      104,344            --   (12,536,534)           --
Administrative expenses        (1,760)      (2,045)      (1,847)      (7,431)        (593)           --            --      (100,845)
Interfund transfers        15,718,903   18,553,080   (3,903,853)  (6,540,788)    (111,542)  (13,449,523)           --            --
                          ----------------------------------------------------------------------------------------------------------
Assets available for
 benefits at end of year  $22,075,459  $25,851,201  $10,962,810  $45,543,044  $ 7,520,141  $ 15,944,722  $ 27,019,516  $628,482,165
                          ==========================================================================================================

                             Whirlpool 401(k) Plan

5.  Detail of Statement of Changes in Assets Available for Benefits (continued)

Detail of statement of changes in assets available for benefits for the year ended December 31, 1997.

                                                        Putnam
                                         Whirlpool        New        EuroPacific   Heartland       Putnam         Putnam
                                           Stock     Opportunities     Growth        Value         Voyager        Income
                                           Fund          Fund           Fund          Fund          Fund           Fund
                                       -----------------------------------------------------------------------------------
Assets available for benefits at
 beginning of year                     $ 55,930,639   $21,133,369   $13,688,148   $28,148,188   $166,479,169   $ 4,758,430
Dividends on Whirlpool common stock       1,592,075             -             -             -              -             -
Other dividends                                   -       655,809     1,669,327     6,467,690     10,503,219       554,685
Interest                                          -        22,455           143         1,407             35            46
                                       -----------------------------------------------------------------------------------
                                          1,592,075       678,264     1,669,470     6,469,097     10,503,254       554,731
Net realized and unrealized
 appreciation (depreciation) in
 fair value of investments:
  Whirlpool common stock                 12,092,758             -             -             -              -             -
  Investments other than Whirlpool
   common stock                                   -     4,161,405      (118,116)    1,419,428     28,738,316       139,538
                                       -----------------------------------------------------------------------------------
                                         12,092,758     4,161,405      (118,116)    1,419,428     28,738,316       139,538
Employer contributions                            -             -             -             -              -             -
Participant contributions                 4,889,528     4,222,729     2,556,960     3,935,298     15,078,165       856,928
                                       -----------------------------------------------------------------------------------
                                          4,889,528     4,222,729     2,556,960     3,935,298     15,078,165       856,928
Participant withdrawals                  (3,801,153)   (1,892,915)   (3,348,637)   (4,662,902)   (16,663,197)   (2,187,826)
Loans issued                             (3,167,146)     (879,562)     (499,227)     (940,981)    (5,224,988)     (100,912)
Loan repayments                           1,707,551       894,319       492,989       960,057      4,162,145       148,907
Administrative expenses                     (17,158)       (3,926)       (2,118)       (4,053)       (24,562)         (572)
Interfund transfers                     (11,355,432)    2,139,074     4,126,414    14,586,331    (25,142,062)    8,013,983
                                       -----------------------------------------------------------------------------------
Assets available for benefits at
  end of year                          $ 57,871,662   $30,452,757   $18,565,883   $49,910,463   $177,906,240   $12,183,207
                                       ===================================================================================

                                                                                     Putnam        Putnam        Putnam
                                          Putnam                       Putnam         Asset         Asset         Asset
                                          Stable        Vanguard       S&P 500     Allocation    Allocation    Allocation
                                          Value        Windsor II       Index        Growth       Balanced    Conservative
                                           Fund           Fund           Fund       Portfolio     Portfolio    Portfolio
                                       -----------------------------------------------------------------------------------
Assets available for benefits at
 beginning of year                     $110,892,179   $        -     $        -   $ 5,029,055   $38,313,040   $ 4,039,181
Dividends on Whirlpool common stock               -            -              -             -             -             -
Other dividends                                   -      185,797              -       957,639     4,344,227       531,337
Interest                                  5,178,501            -              -             -         2,533           281
                                        ----------------------------------------------------------------------------------
                                          5,178,501      185,797              -       957,639     4,346,760       531,618
Net realized and unrealized
 appreciation (depreciation) in
 fair value of investments:
  Whirlpool common stock                          -            -              -             -             -             -
  Investments other than Whirlpool
   common stock                                   -     (156,412)        13,604       743,796     2,517,421       189,409
                                        ----------------------------------------------------------------------------------
                                                  -     (156,412)        13,604       743,796     2,517,421       189,409
Employer contributions                            -            -              -             -             -             -
Participant contributions                 9,151,794       11,774          6,886     1,387,524     4,819,574     1,569,591
                                        ----------------------------------------------------------------------------------
                                          9,151,794       11,774          6,886     1,387,524     4,819,574     1,569,591
Participant withdrawals                 (34,660,377)      (3,157)        (1,816)   (1,299,647)   (6,759,802)   (1,484,236)
Loans issued                             (2,673,508)        (203)        (2,445)     (211,998)   (1,270,629)      (96,190)
Loan repayments                           2,288,777        5,782          5,179       293,410     1,051,815        88,407
Administrative expenses                     (15,179)          (9)           (21)       (1,144)       (6,198)         (299)
Interfund transfers                       1,817,952    3,929,189      2,718,170     5,877,225     4,494,480     2,589,925
                                        ----------------------------------------------------------------------------------
Assets available for benefits at
  end of year                          $ 91,980,139   $3,972,761     $2,739,557   $12,775,860   $47,506,461   $ 7,427,406
                                       ===================================================================================

                                       Contributions
                                          Pending       Participant
                                         Allocation        Loans         Total
                                       -------------------------------------------
Assets available for benefits at
 beginning of year                      $13,747,271    $ 19,838,946   $481,997,615
Dividends on Whirlpool common stock               -               -      1,592,075
Other dividends                                   -               -     25,869,730
Interest                                          -       1,912,301      7,117,702
                                       -------------------------------------------
                                                  -       1,912,301     34,579,507
Net realized and unrealized
 appreciation (depreciation) in
 fair value of investments:
  Whirlpool common stock                          -               -     12,092,758
  Investments other than Whirlpool
   common stock                                   -               -     37,648,389
                                       -------------------------------------------
                                                  -               -     49,741,147
Employer contributions                    7,155,734               -      7,155,734
Participant contributions                 6,341,577               -     54,828,328
                                       -------------------------------------------
                                         13,497,311               -     61,984,062
Participant withdrawals                           -        (679,704)   (77,445,369)
Loans issued                                      -      15,067,789              -
Loan repayments                                   -     (12,099,338)             -
Administrative expenses                           -               -        (75,239)
Interfund transfers                     (13,795,249)              -              -
                                       -------------------------------------------
Assets available for benefits at
  end of year                          $ 13,449,333    $ 24,039,994   $550,781,723
                                       ===========================================

                             Whirlpool 401(k) Plan

6.  Income Tax Status

The Internal Revenue Service ruled on March 27, 1995, that the Plan qualified under section 401(a) of the IRC and that the related trust is tax-exempt under section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. In addition, in order to maintain its qualified status, the Plan must be operated in accordance with the terms of the Plan document and the requirements of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.  Year 2000 Issue (Unaudited)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become Year 2000 compliant. The custodian and recordkeeper are Year 2000 compliant.

                            Supplemental Schedules

                                                                  EIN 38-1490038
                                                                       Plan #001

                             Whirlpool 401(k) Plan

           Line 27a  Schedule of Assets Held for Investment Purposes

                               December 31, 1998

                                                                              Number of                        Contract/
                                                                                Shares                          Current
               Description of Investment                                       or Units           Cost           Value
--------------------------------------------------------------------------------------------------------------------------

Mutual funds:
  Putnam* New Opportunities Fund                                              772,441 units   $ 36,904,992    $ 45,682,185
  EuroPacific Growth Fund*                                                    679,923 units     17,975,381      19,309,815
  Heartland Value Fund*                                                     1,012,978 units     32,930,426      29,670,134
  Putnam* Voyager Fund                                                      9,201,919 units    166,806,384     205,018,751
  Putnam* Income Fund                                                       2,153,479 units     15,164,030      14,923,611
  Putnam* Stable Value Fund                                                39,537,198 units     39,537,198      39,368,302
  Vanguard Windsor II Fund*                                                   739,546 units     22,533,623      22,075,459
  Putnam* S&P 500 Index Fund                                                  893,578 units     22,546,735      25,851,201
  Putnam* Asset Allocation Growth Portfolio                                   800,790 units      9,947,930      10,962,810
  Putnam* Asset Allocation Balanced Portfolio                               3,792,094 units     41,389,125      45,543,044
  Putnam* Asset Allocation Conservative Portfolio                             723,786 units      7,342,221       7,520,141
                                                                                              ----------------------------
                                                                                               413,078,045     465,925,453

Boston Safe Deposit & Trust Company
  Short-Term Investment Fund                                                   78,881 units         78,881          78,881

Whirlpool Corporation* common stock                                        1,296,264 shares     68,111,953      71,780,613

Insurance contracts:
  Continental Assurance Company* guaranteed investment
    contract, #GP-24029, 5.15%                                                                   3,653,198       3,653,198

  GE Life & Annuity Assurance Co.* guaranteed investment
    contract, #GS-2949, 6.40%                                                                    1,250,213       1,250,213

  GE Life & Annuity Assurance Co.* guaranteed investment
    contract, #GS-3056, 5.81%                                                                    6,464,852       6,464,852


                                                                  EIN 38-1490038
                                                                       Plan #001
                             Whirlpool 401(k) Plan

     Line 27a  Schedule of Assets Held for Investment Purposes (continued)

                               December 31, 1998

                                                                   Number of                            Contract/
                                                                     Shares                              Current
                Description of Investment                           or Units               Cost           Value
--------------------------------------------------------------------------------------------------------------------
Insurance contracts (continued):
 John Hancock Mutual Life Insurance Company* guaranteed
  insurance contract, #GAC-8722, 6.03%                                                  $  2,575,427    $  2,575,427
 Metropolitan Life Insurance Co.* guaranteed investment
  contract, #GAC-24896, 6.05%                                                              4,170,921       4,170,921
 Monumental Life Insurance Co.* guaranteed investment
  contract, #BDA-00720-FR, 5.07%                                                           4,256,681       4,256,681
 New York Life* guaranteed investment contract,
  #GA-30679, 5.15%                                                                         4,485,688       4,485,688
 New York Life * guaranteed investment contract,
  #GA-30745, 5.40%                                                                         4,827,573       4,827,573
 Pacific Life Insurance Co.* guaranteed investment
  contract, #G-26430.01, 6.02%                                                             4,119,026       4,119,026
 Principal Life Insurance Company* guaranteed investment
  contract, #GA-4-30429, 6.25%                                                             3,546,557       3,546,557
 Transamerica Occidental guaranteed investment contract,
  #GA-51469-00, 4.99%                                                                      5,822,951       5,822,951
 United of Omaha guaranteed investment contract,
  #SDGA-11566, 5.94%                                                                       2,506,735       2,506,735
                                                                                    --------------------------------
                                                                                          47,679,822      47,679,822
Participant loans (9%)                                                                             -      27,019,516
                                                                                    --------------------------------
Total investments                                                                       $528,948,701    $612,484,285
                                                                                    ================================

*Party in interest.

                                                                  EIN 38-1490038
                                                                       Plan #001

                             Whirlpool 401(k) Plan

                Line 27d -- Schedule of Reportable Transactions

                         Year ended December 31, 1998

                                                                                                      Current
                                                                                                       Value
                                                                                                    of Asset on
       Identity of                                             Purchase      Selling      Cost of   Transaction    Net Gain
      Party Involved             Description of Assets           Price        Price        Asset       Date         (Loss)
-----------------------------------------------------------------------------------------------------------------------------
Category (iii) -- Series of transactions in excess of 5% of plan assets
-----------------------------------------------------------------------

Putnam Investment Company*  Putnam New Opportunities Fund     $32,684,742  $        --  $32,684,742  $32,684,742  $        --
                                                                       --   23,845,296   22,955,219   23,845,296      890,077
                            Putnam Voyager Fund                45,374,044           --   45,374,044   45,374,044           --
                                                                       --   45,497,081   39,992,173   45,497,081    5,504,908
                            Putnam Income Fund                 28,067,022           --   28,067,022   28,067,022           --
                                                                       --   24,815,196   24,969,067   24,815,196     (153,871)
                            Putnam Stable Value Fund           69,509,433           --   69,509,433   69,509,433           --
                                                                       --   74,155,539   74,155,539   74,155,539           --
                            Putnam S&P 500 Index Fund          31,208,850           --   31,208,850   31,208,850           --
                                                                       --   11,938,400   11,390,043   11,938,400      548,357
                            Putnam Asset Allocation Balanced
                              Portfolio                        12,646,344           --   12,646,344   12,646,344           --
                                                                       --   18,034,134   17,211,750   18,034,134      822,384
American Funds*             Heartland Value Fund               15,182,864           --   15,182,864   15,182,864           --
                                                                       --   30,491,775   30,780,183   30,491,775     (288,408)
The Vanguard Group*         Vanguard Windsor II Fund           30,084,367           --   30,084,367   30,084,367           --
                                                                       --   11,596,859   11,659,053   11,596,859      (62,194)
Whirlpool Corporation*      Common stock                       47,910,850           --   47,910,850   47,910,850           --
                                                                       --   35,263,560   31,474,205   35,263,560    3,789,355

Note: There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 1998.

*Party in interest.

Expenses related to the purchase and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                  WHIRLPOOL 401(k) PLAN



                                  By:  /s/ Kenneth W. Kaminski
                                       ------------------------
                                  Name:    Kenneth W. Kaminski
                                  Title:   Trustee and Chairman of the
                                           Individual Trustees



Date: June 23, 1999

                                 Exhibit Index
                                 --------------

                                              Sequential
Exhibit No.              Document             Page Number*
-----------              --------             ------------

    23           Consent of Ernst & Young


__________________________
* This information appears only in the manually signed original of the Form 11-K